Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Item 14.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 14.a.

Liquidnet Transparency Controls

Members and buy-side customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with LPs and Liquidnet Capital Markets customers. LPs, broker customers and Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and buy-side customers can choose whether or not to interact with any or all of the following:

* IOC orders from LPs
* Resting orders from LPs
* Any or all of the following categories of Liquidnet Capital Markets (LCM) customers:
** Public companies
** Private equity
** Venture capital
** Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).

LCM customers are a sub-category of customers.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member is opted-in to interacting with LP resting orders and also opted-in to receiving targeted invitations.

Sources of liquidity for which an election is not available

All Members and customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers

* Orders from automated routing customers.

Opposite-side indications or orders with the same Member or customer ID cannot match with each other.

Interaction with LP liquidity for algo orders that can route externally

If a Member or customer creates an algo order that can route to external venues, the algo order will interact with LP liquidity regardless of whether the participant has opted-in to interacting with LP liquidity.

Process for Members and customers to confirm and update their elections

Liquidnet maintains for each Member and customer a record of each source of liquidity with which the Member or customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and eligible customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours.

Member and customer interaction with LPs

Members and customers only interact with IOC orders from LPs when they affirmatively create a Liquidnet algo, Liquidnet-only, LN auto-ex order or automated negotiation order (subject to applicable elections).

Liquidnet maintains a current list of LPs and provides it to Members and customers upon request. Members and customers can elect one or more of the following:

* Blocking interaction with all liquidity (resting and IOC) from a specific LP
* Blocking interaction with all LPs for broker blocks
* Blocking interaction with all IOC orders from LPs
* Restricting interaction to a specific group of LPs designated by the Member or customer.

Blocking by LPs

Upon an LP providing an exclusion list to LNI, LNI will block the Members and customers on the exclusion list from interacting with the LPs orders on the H2O ATS. LNI will take reasonable steps to comply with an exclusion list provided by an LP request but cannot communicate to the LP whether a particular institution is a Member or customer.

Executions against the same or an affiliated participant

The H2O ATS does not permit two orders with the same participant identifier to execute against each other. A participant can instruct the H2O ATS to block crossing between affiliated participant identifiers, as notified by the participant.